Mail Stop 6010

									April 5, 2006


Mr. Stephen Goss, President
Timberline Resources Corporation
36 West 16th Avenue
Spokane, Washington  99203


Re:  	Timberline Resources Corporation
Amendment No. 3 to Form 10-SB Registration Statement
	File No. 0-51549


Dear Mr. Goss:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2 - Summary of Significant Accounting Policies

Basic and Diluted Net Loss per Share

1. If true, please revise your disclosure here to state that your outstanding and exercisable options, warrants and shares under convertible debt that was excluded from the calculation of diluted net loss per share as of September 30, 2005 was 1,245,000. In addition, it appears that you issued 555,000 warrants during 2004 that were either exercised or cancelled subsequent to year end. Please ensure that you have included warrants in your disclosure here.

Note 6 - Convertible Debt

2. In reference to your amendments in response to comment two, please note that debt should initially be recognized at the proceed, net of fair value allocated to the embedded derivative. Please revise your balance sheet to eliminate deferred debt issuance cost.







*	*	*	*	*








      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      You may contact Keira Ino at 202-824-5488 or James Atkinson at
202-942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-942-1864 or me at 202-942-1840 with any other questions.


      			Sincerely,



						Jeffrey Riedler
						Assistant Director



Cc:	Thomas E. Boccieri, Esq.
	561 Schaefer Ave.
	Oradell, New Jersey  07649-2517



Mr. Stephen Goss
Timberline Resources Corporation
April 5, 2006
Page 3